Exhibit 99.1

News Release

2018-22

Contact

Dianne VanBeber

Vice President, Investor Relations

dianne.vanbeber@intelsat.com

+1-703-559-7406 (o)

+1-703-627-5100 (m)

Intelsat Announces Concurrent Offerings of Common Shares and Convertible Notes

Luxembourg, 11 June 2018

Intelsat S.A. (NYSE: I) today announced the commencement of an offering of US$200 million of its common shares, nominal value $0.01 per share (plus up to an additional US$30 million of common shares potentially issuable pursuant to an option to purchase additional shares). Intelsat also announced the commencement of an offering of US$300 million aggregate principal amount of its convertible senior notes due 2025 (plus up to an additional US$45 million aggregate principal amount of notes pursuant to an option to purchase additional notes) in a private offering to qualified institutional buyers pursuant to Rule 144A under the U.S. Securities Act of 1933. The notes will be convertible into common shares at the option of the holders under specified circumstances (subject to Intelsat’s option to cash settle such conversions in whole or in part). The offerings are subject to market conditions and other factors.

The closing of the note offering is not contingent upon the closing of the common share offering, and the closing of the common share offering is not contingent upon the closing of the note offering.

Goldman Sachs & Co. LLC and Morgan Stanley are acting as joint book-running managers for the common share offering.

Intelsat currently expects that it will loan and/or contribute all or a portion of the net proceeds from the note offering and the common share offering to Intelsat Envision Holdings LLC, a new wholly-owned subsidiary of Intelsat (Luxembourg) S.A. (“Intelsat Luxembourg”) that will become the direct parent company to Intelsat Connect Finance S.A. and will guarantee Intelsat S.A.’s new convertible senior notes. Intelsat currently expects that it will use such net proceeds to purchase, by way of tender offer, open market purchases, and/or other means, the 7 3⁄4% Senior Notes due 2021 of Intelsat Luxembourg. If Intelsat is not able to purchase such notes at acceptable prices, Intelsat may seek to utilize such net proceeds for other general corporate purposes, including without limitation the purchase, redemption or repayment otherwise of other indebtedness of Intelsat Luxembourg or of Intelsat Connect Finance S.A.

Intelsat has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the common share offering. Before you invest in the common share offering, you should read the prospectus in that registration statement, the related prospectus supplement and other documents Intelsat has filed with the SEC for more complete information about Intelsat and the common share offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Intelsat, any underwriter or any dealer participating in the common share offering will arrange to send you the prospectus and related prospectus supplement if you request them by calling toll-free 1-866-471-2526.

The notes will be offered solely to qualified institutional buyers pursuant to Rule 144A under the Securities Act. The notes and the common shares deliverable upon conversion of the notes have not been and will not be registered under the Securities Act or the securities laws of any other jurisdiction, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

This press release does not constitute an offer to sell or the solicitation of an offer to buy the notes or the common shares deliverable upon conversion of the notes, nor will there be any sale of the notes or the common shares deliverable upon conversion of the notes in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.

Intelsat Safe Harbor Statement

Statements in this news release, including statements regarding the note offering and the common share offering, constitute “forward-looking statements” that do not directly or exclusively relate to historical facts. When used in this release, the words “may,” “will,” “might,” “should,” “expect,” “plan,” “anticipate,” “project,” “believe,” “estimate,” “predict,” “intend,” “potential,” “outlook,” and “continue,” and the negative of these terms, and other similar expressions are intended to identify forward-looking statements and information. The forward-looking statements reflect Intelsat’s intentions, plans, expectations, anticipations, projections, estimations, predictions, outlook, assumptions and beliefs about future events and are subject to risks, uncertainties and other factors, many of which are outside of Intelsat’s control. Important factors that could cause actual results to differ materially from the expectations expressed or implied in the forward-looking statements include known and unknown risks. Known risks include, among others, the risks described in Intelsat’s annual report on Form 20-F for the year ended December 31, 2017, and its other filings with the U.S. Securities and Exchange Commission and risks and uncertainties related to our ability to consummate the note offering and the common share offering.

Because actual results could differ materially from Intelsat’s intentions, plans, expectations, anticipations, projections, estimations, predictions, assumptions and beliefs about the future, you are urged to view all forward-looking statements with caution. Intelsat does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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